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As filed with the Securities and Exchange Commission on June 18, 2002

Registration No. 333-90320

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MAXWELL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3571 (Primary Standard Industrial Classification Code Number)	95-2390133 (Employer Identification No.)

8888 Balboa Avenue
San Diego, California 92123
(858) 279-5100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Donald M. Roberts, Esq.
General Counsel
Maxwell Technologies, Inc.
8888 Balboa Avenue
San Diego, California 92123
(858) 279-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy To:

Ronn S. Davids, Esq.
Riordan & McKinzie
300 South Grand Avenue
Los Angeles, California 90071
(213) 629-4824

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    / /

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    /x/

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    / /

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    / /

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common stock, $.10 par value	559,577 shares	$10.30	$5,763,644	$531

(1)
Calculated pursuant to Rule 457(c), based on the average of the high and low sales prices of Maxwell common stock, $11.00 and $9.60 respectively, on June 11, 2002, as reported on the Nasdaq National Market.

(2)
Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be amended or changed. The selling stockholders may not sell the shares of common stock offered by this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the shares of common stock in any state where the offer or sale is not permitted.

PROSPECTUS

(Subject to completion, dated June 18, 2002)

MAXWELL TECHNOLOGIES, INC.

559,577 SHARES OF COMMON STOCK

        This prospectus relates to the public offering, which is not being underwritten, of up to 559,577 shares of our common stock which are owned by some of our current stockholders. We will not receive any of the proceeds of this offering, as all proceeds will be received by the selling stockholders.

        The prices at which such stockholders may sell their shares will be determined by the prevailing market price for the shares or in negotiated transactions.

        Our common stock is traded on the Nasdaq National Market under the symbol "MXWL." On June     , 2002, the last sale price of our common stock was $            per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE "RISK FACTORS" BEGINNING ON PAGE 5.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is            , 2002.

        No person has been authorized to give any information or to make any representations other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by Maxwell Technologies, Inc. or by any other person. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor is it an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-3 under the Securities Act of 1933, or Securities Act, with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as a part of the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available at the SEC's web site at http://www.sec.gov.

        The SEC allows us to disclose important information to you by referring you to documents which we have filed with the SEC. These documents are considered to be part of this prospectus, and later information filed with the SEC will update and supercede the information contained in this prospectus. The following documents and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are considered a part of the prospectus, and we encourage you to review them:

  (1)
  our annual report on Form 10-K for the fiscal year ended December 31, 2001;

  (2)
  our quarterly report on Form 10-Q for the period ended March 31, 2002; and

  (3)
  the description of our common stock contained in our registration statement on Form 8-A (Commission File No. 000-10964), filed on March 8, 1983.

        You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

    Maxwell Technologies, Inc.
    Attention: Corporate Secretary
    8888 Balboa Avenue
    San Diego, CA 92123
    (858) 279-5100

        You should rely only on the information in the documents listed above or provided in this prospectus. We have not authorized anyone to provide you with different information. The shares offered by this prospectus are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

THE COMPANY

        Maxwell Technologies, Inc. develops, manufactures and markets high reliability electronic components and power and computing systems for use in the transportation, telecommunications, consumer and industrial electronics, and aerospace industries. Our products include PowerCache® ultracapacitors, radiation-shielded microelectronics and custom power and computing systems for original equipment manufacturers, or OEMs.

        On April 12, 2002, we completed two separate merger transactions involving our Maxwell Electronic Components Group, Inc., or ECG, and our I-Bus/Phoenix, Inc., or IBP, subsidiaries. As a result of the mergers, all shares of ECG and IBP common stock, except shares held by us, were converted into shares of our common stock that were not registered under the Securities Act. This prospectus relates to the public offering of shares of our common stock acquired by the selling stockholders in connection with the ECG and IBP mergers.

        We own the PowerCache®, PureBright® and CoolPure® trademarks. All other trademarks or trade names referred to in this prospectus or in the documents which are considered to be a part of this prospectus are the property of their respective owners.

        Our executive offices are located at 8888 Balboa Avenue, San Diego, California 92123. Our telephone number is (858) 279-5100.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Our business, financial condition and results of operations could be seriously harmed if any of the following risks occur. In any such case, the market price of our common stock could decline and you may lose all or part of the money you paid to buy our common stock.

        The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, may also result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

We may not be able to develop or market commercial products successfully which would prevent us from achieving or maintaining profitability in the future.

        Historically, we have relied in part upon government contracts to fund our research and development, and we have derived a significant portion of our revenues from the government sector. In March 2001, we closed the sale of our defense contracting business. Subsequent to the sale of that business, we generate revenue solely from developing, manufacturing and marketing commercial products. If we are unable to develop or market commercial products successfully, we may not achieve or maintain profitability in the future.

        We have recently introduced many of our products into commercial markets and, upon such introductions, we also must introduce our capabilities as a reliable supplier of these products. Some of our products are alternatives to established products or provide capabilities that do not presently exist in the marketplace. Our products are sold in highly competitive and rapidly changing markets. The success of our products is significantly affected by their cost, technology standards and end user preferences. In addition, the success of our products depends on a number of factors, including our ability to:

  •
  maintain an engineering and marketing staff sufficiently skilled to identify and design new products;

  •
  overcome technical, financial and other risks involved in introducing new products and technologies;

  •
  identify and develop a market for our new products and technologies and accurately anticipate demand;

  •
  develop appropriate commercial sales and distribution channels;

  •
  develop and manufacture new products at competitive prices;

  •
  increase our manufacturing capacity and improve manufacturing efficiency;

  •
  respond to technological changes by improving our existing products and technologies;

  •
  demonstrate that our products have technological and/or economic advantages over the products of our competitors; and

  •
  respond to competitors that are more experienced, have significantly greater resources, and have a larger base of customers.

We may experience difficulty manufacturing our products, which would prevent us from achieving increased sales and market share.

        We may experience difficulty in manufacturing our products in increased quantities, outsourcing the manufacturing of our products and improving our manufacturing process. If we are unable to manufacture our products in increased quantities, or if we are unable to outsource the manufacture of our products or improve the manufacturing process, we may be unable to increase sales and market share for our products. We have limited experience in manufacturing our products in high volume. It may be difficult for us to achieve the following results:

  •
  increase the quantity of the new products we manufacture, especially those products that contain new technologies;

  •
  reduce our manufacturing costs to a level needed to produce adequate profit margins; and

  •
  design and procure automated manufacturing equipment.

        It may also be difficult for us to solve management, technological, engineering and other problems related to our manufacturing processes. These problems include production yields, quality assurance, component supply and shortages of qualified management and other personnel. In addition, we may elect to have some of our products manufactured by third parties. If we outsource the manufacture of our products, we will face risks with respect to quality assurance, cost and the absence of close engineering support.

We may be unable to produce our ultracapacitors in commercial quantities or reduce the cost of production enough to be commercially viable for widespread application.

        If we are not able to produce large quantities of our ultracapacitors in the near future at a dramatically reduced per unit cost, our ultracapacitors may not be a commercially viable alternative to traditional or other alternative power delivery devices. Although we have already begun selling a new type of PowerCache® ultracapacitor designed for automotive and transportation applications, we have only produced this ultracapacitor in limited quantities and at a relatively high cost as compared with traditional power delivery devices. We are currently investing significant resources in automating and scaling up our manufacturing capacity to permit us to produce this product in large, commercial quantities sufficient to meet the needs of our potential customers. In particular, because these products are very complex to manufacture, we cannot be certain that we will be able to maintain quality standards at high production levels. Furthermore, we believe based on discussions with potential customers in the automotive and transportation industry that our ultracapacitors will not provide a commercially viable solution for our customers' needs unless we are able to reduce the per unit cost dramatically below our current per unit cost. If we are not successful in producing large quantities of ultracapacitors in the near future, we may not be able to generate sufficient revenue from this product to recapture our significant investment in the development and manufacturing scale-up of this product and our overall business prospects will be significantly impaired.

Our ultracapacitors designed for automotive and transportation applications may not gain widespread commercial acceptance.

        We have designed one of our PowerCache® ultracapacitor products primarily for use in automotive and transportation applications. Currently, most of the major automotive companies are pursuing large initiatives to develop alternative power sources for cars and trucks and to replace the traditional 12-volt electrical system with a 42-volt system. We believe our ultracapacitor provides an innovative, alternative power solution for both of these applications and are currently in discussions with several major automotive companies and their suppliers with regard to designing our ultracapacitor into their future products. However, there are many competing technologies such as nickel metal hydride batteries, combustion engines using alternative fuels and competing ultracapacitors. In particular, we are currently working with the Allison Transmission division of General Motors Corporation in the early stages of incorporating our ultracapacitors into its first generation of hybrid drive trains. GM is under no obligation to ultimately use our ultracapacitors in their products or purchase any minimum quantity of our ultracapacitors. We believe that the long-term success of our ultracapacitors will be determined by our ability to outperform the competing technologies and to have our ultracapacitors widely designed into the next generation of the power drive trains in hybrid powered cars and trucks and the first generation of 42-volt electrical systems. If our ultracapacitors fail to achieve widespread commercial acceptance in this next generation of automotive products, our revenues will be adversely impacted in future periods and our overall business prospects will be significantly impaired.

We have a history of losses and we may not achieve or maintain profitability in the future, which may decrease the market value of our stock.

        We have incurred net losses in our most recent fiscal year and in three of our past five fiscal periods. In the future, we may experience significant fluctuations in our revenues and we may incur net losses from period to period as a result of a number of factors, including the following:

  •
  the amounts invested in developing and marketing our products in any period as compared to the volume of sales of those products in the same period;

  •
  fluctuations in demand for our products by OEMs;

  •
  the prices at which we sell our products and services as compared to the prices of our competitors;

  •
  the timing of our product introductions as compared to those of our competitors;

  •
  the profit margins on our mix of product sales; and

  •
  the dilution, debt, expenses, and/or charges we incur as part of acquisitions we may make.

        In addition, we incur significant costs developing and marketing products based on new technologies. For example, we expect our investment in PurePulse to significantly exceed the revenues achieved by that operation, and operating losses due to this investment will continue until such time as we complete a strategic transaction for the business.

        We anticipate that, in order to increase our market share, we may sell our products and services at profit margins below those we ultimately expect to achieve and/or significantly reduce the prices of our products and services in a particular quarter or quarters. The impact of the foregoing may cause our operating results to be below the expectations of public market analysts and investors, which may decrease the market value of our stock.

If our OEM customers fail to sell a sufficient quantity of products incorporating our components, or if the OEMs' sales timing and volume fluctuates, it would prevent us from achieving increased sales and market share.

        Sales to a relatively small number of OEMs, as opposed to direct retail sales to customers, make up a significant percentage of our revenues. The timing and volume of these sales depend upon the sales levels and shipping schedules for the products of our OEM customers. Thus, even if we develop a successful component, our sales will not increase unless the product into which our component is incorporated is successful. If our OEM customers fail to sell a sufficient quantity of products incorporating our components, or if the OEMs' sales timing and volume fluctuates, it could prevent us from achieving sales. Our OEM customers typically require a long development and engineering process before incorporating our products and services into their systems and products. This period of time is in addition to the time we spend on basic research and product development. As a result, we are vulnerable to changes in technology or end user preferences.

        Our opportunity to sell our products to our OEM customers typically occurs at infrequent intervals, depending on when the OEM customer designs a new product or enhances an existing one. If we are not aware of an OEM's product development schedule, or if we cannot provide components or technologies when it develops its products, we may miss an opportunity that may not reappear for some time.

        For example, sales to GE Medical Systems, or GEMS, accounted for approximately 24% of our total revenues for the fiscal year ended December 31, 2001. We do not have a formal contract with GEMS. Sales to GEMS are made on purchase orders issued on a monthly basis. Our ability to continue making sales to GEMS depends on our ability to compete effectively primarily on price, delivery and quality and the success of GEMS products and programs that use our products. The loss of GEMS would have a material adverse effect upon our operations.

Continued poor economic conditions in the United States and abroad may adversely affect our OEM customers and prevent us from achieving sales and profit growth.

        Many of our new products are components designed for new products and systems to be introduced to the marketplace by our OEM customers. In addition, a significant portion of our existing products and newly designed products in our applied computing business is directed at the telecommunications market. The poor economic conditions in 2001, particularly in the telecommunications industry, have slowed the introduction of new products generally by our OEM customers and continued poor economic conditions may adversely affect our ability to market and sell our new products based on new technologies and our existing applied computing products.

Our ability to increase market share and sales depends on our ability to hire and train marketing and sales personnel successfully.

        We have limited experience marketing and selling our products. To sell our products, we need to train marketing and sales personnel to demonstrate effectively the advantages of our products over the products offered by our competitors. The highly technical nature of the products we offer requires that we retain and attract adequate marketing and sales personnel, and we may have difficulty doing that in a highly competitive employment market. Also, as part of our sales and marketing strategy, we enter into arrangements with distributors and sales representatives and depend upon their efforts to sell our products. Our arrangements with outside distributors and sales representatives may not be successful.

If we are unable to protect our intellectual property adequately, we could lose our competitive advantage in each of the industry segments in which we do business.

        Our success depends on establishing and maintaining our intellectual property rights. If we are unable to protect our intellectual property adequately, we could lose our competitive advantage in each of the industry segments in which we do business. Although we try to protect our intellectual property rights through patents, trademarks, copyrights, trade secrets and other measures, these steps may not prevent misappropriation by third parties. We have taken steps to protect our intellectual property rights under the laws of certain foreign countries, but our efforts may not be effective to the extent that foreign laws are not as protective as United States laws. In addition, we face the possibility that third parties might "reverse engineer" our products in order to determine their method of operation and introduce competing products.

        As our business has expanded, we have emphasized protecting our technologies and products through patents. Our success depends on maintaining our patents, adding to them where appropriate, and developing products and applications without infringing on the patent and proprietary rights of others. The following risks are involved in protecting our patents:

  •
  our patents may be circumvented or challenged and held unenforceable or invalid;

  •
  our pending or future patent applications, if any, may not be issued in a timely manner and may not provide the protections we seek; and

  •
  others may claim rights in the patented and other proprietary technology that we own or license.

        If our patents are invalidated or if it is determined that we, or the licensor of the patent, does not hold sole rights to the patent, we could lose our competitive advantage in each of the industry segments in which we do business.

        Competing research and patent activity in our product areas is substantial. Conflicting patent and other proprietary rights claims may result in disputes or litigation. Although we do not believe that our products or proprietary rights infringe third party rights, infringement claims could be asserted against us in the future. Also, we may not be able to stop a third party product from infringing our proprietary rights without litigation. If we are subject to such claims, or if we are forced to bring such claims, we could endure time-consuming, costly litigation resulting in product shipment delays and possible damage payments or injunctions which could prevent us from making, using or selling the infringing product. We may also be required to enter into royalty or licensing agreements as part of a judgment or settlement which could have a negative impact on the amount of revenue derived from our products or proprietary rights.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to manage these risks effectively, it could impair our ability to grow our business abroad.

        We derive a significant portion of our revenues from sales to customers located outside the United States. We expect our international sales to continue to represent a significant and increasing portion of our future revenues. As a result, our business will continue to be subject to certain risks, such as foreign government regulations, export controls, changes in tax laws, tax treaties, tariffs and freight rates. If we are unable to manage these risks effectively, it could impair our ability to grow our business abroad.

        We have only recently established or acquired operations in foreign countries. Since we are relatively inexperienced in managing our international operations, we may be unable to focus on the operation and expansion of our worldwide business and to manage cultural, language and legal differences inherent in international operations. In addition, to the extent we are unable to respond to political, economic and other conditions in these countries effectively, our business, results of operations and financial condition could be materially adversely affected. Moreover, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws and regulations could increase our tax rates.

        As a result of our international operations, the United States dollar amount of our revenue and expenses is impacted by changes in foreign currency exchange rates.

If we are unable to retain key personnel, we could lose our technological and competitive advantage in some product areas and business segments.

        Since we primarily focus on emerging technologies, our success depends upon the continued service of our key technical and senior management personnel. Some of our engineers are the key developers of our products and technologies and are recognized as leaders in their area of expertise. The loss of such engineers to our competitors could threaten our technological and competitive advantage in some product areas and business segments.

        Our performance also depends on our ability to identify, hire, train, retain and motivate high quality personnel, especially key operations executives and highly skilled engineers. The industries in which we compete are characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. Our employees, including our key personnel, may terminate their employment with us at any time.

If we are unable to secure qualified and adequate sources for our materials, components and sub-assemblies we may not be able to make our products at competitive costs and we may have difficulty meeting customer demand which could damage our relationships with our customers.

        Our ability to manufacture products depends in part on our ability to secure qualified and adequate sources of materials, components and sub-assemblies at prices that enable us to make our products at competitive costs. Some of our suppliers are currently the sole source of one or more items that we need to manufacture our products. Although we seek to reduce our dependence on sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary material effect on our business and results of operations, and could damage our relationships with our customers. On occasion, we have experienced difficulty in obtaining timely delivery of supplies from outside suppliers. This has adversely impacted our delivery time to our customers and there can be no assurance that such supply problems will not recur.

We may not be able to obtain a sufficient amount of capital needed to grow our business which could require us to change our business strategy and result in decreased profitability and cause a loss of customers.

        We believe that in the future we will need a substantial amount of capital for a number of purposes including the following:

  •
  to meet anticipated volume production requirements for several of our product lines, in particular our ultracapacitors, which require high-speed automated production lines to achieve targeted customer volume and price requirements;

  •
  to expand our manufacturing capabilities and establish viable production alternatives;

  •
  to fund our continuing expansion into commercial markets;

  •
  to achieve our long-term strategic objectives;

  •
  to maintain and enhance our competitive position; and

  •
  to acquire new or complementary businesses, product lines and technologies.

        There can be no assurance that the necessary additional financing will be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to change or delay our planned product commercialization strategy or our anticipated facilities expenditures which could result in decreased profitability and cause a loss of customers.

We could incur significant liabilities if we do not comply with the environmental regulations applicable to our operations.

        We are subject to a variety of environmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. If we fail to comply with current or future regulations, substantial fines could be imposed against us, our production could be suspended or stopped, or our manufacturing process could be altered. Such regulations could require us to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. If we fail to adequately control the use, discharge, disposal or storage of hazardous or toxic substances, we could incur significant liabilities.

Anti-takeover provisions in our certificate of incorporation and bylaws could prevent transactions which are in the best interest of our stockholders.

        Some provisions in our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. We have a staggered board of directors, which means that our directors are divided into three classes. The directors in each class are elected to serve three-year terms. Since the three-year terms of each class overlap the terms of the other classes of directors, the entire board of directors cannot be replaced in any one year. Furthermore, our certificate of incorporation contains a "fair price provision" which may require a potential acquirer to obtain the consent of our board to any business combination involving us. Our certificate of incorporation and bylaws do not permit stockholder action by written consent or the calling by stockholders of a special meeting.

        We have adopted a program under which our stockholders have rights to purchase our stock directly from us at a below-market price if a company or person attempts to buy us without negotiating with the board. This program is intended to encourage a buyer to negotiate with us, but may have the effect of discouraging offers from possible buyers.

        The provisions of our certificate of incorporation and bylaws could delay, deter or prevent a merger, tender offer, or other business combination or change in control involving us that some, or a majority, of our stockholders might consider to be in their best interests. This includes offers or attempted takeovers that could result in our stockholders receiving a premium over the market price for their shares of our common stock.

Our common stock experiences limited trading volume and our stock price has been volatile.

        Our common stock is traded on the Nasdaq National Market. The trading volume of our common stock each day is relatively low. This means that sales or purchases of relatively small blocks of stock can have a significant impact on the price at which our stock is traded. We believe that factors such as quarterly fluctuations in our financial results, announcements of new technologies impacting our products, announcements by competitors or changes in securities analysts' recommendations could cause the price of our stock to fluctuate substantially. These fluctuations, as well as general economic conditions such as recessions or higher interest rates, may adversely affect the market price of our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents considered to be a part of this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results in the future could differ materially from those described in any forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," as well as those noted elsewhere in this prospectus and the documents considered to be a part of this prospectus generally. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances or to otherwise update these forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholders.

SELLING STOCKHOLDERS

        The following table sets forth the name, the number of shares owned by, and all positions, offices and other material relationships with us or any of our affiliates within the last three years of each of the selling stockholders. The shares of common stock to be sold under this prospectus were issued to the selling stockholders in connection with the ECG and IBP merger transactions.

        The shares may be offered from time to time by the selling stockholders named below or by additional selling stockholders added to this prospectus by means of supplements hereto. However, the selling stockholders are under no obligation to sell all or any portion of such shares, nor are the selling stockholders obligated to sell any such shares immediately under this prospectus. Because the selling stockholders may sell all or some of their shares of common stock offered hereby, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of any offering made under this prospectus.

	Shares of Common Stock Owned Prior to this Offering		Shares of Common Stock Offered	Shares of Common Stock Owned After Completion of this Offering(1)
Names of Selling Stockholders(2)	Number	Percentage(3)	Number	Number	Percentage(3)
Gordon Edmonds	192,764	1.7%	192,764	—	—
Doug Hollingsworth	128,509	1.1%	128,509	—	—
Ronald Eisworth	80,318	*	80,318	—	—
Gregg L. McKee, Jr. and Sandra B. McKee, Trustees of the McKee Family Trust U/D/T May 7, 1992	50,625	*	50,625	—	—
Reginald Wayne Clark & Beverly Jean Clark, Co-Trustees, UTD, July 17, 1996	20,118	*	19,125	993	*
Sassan Chakamian	11,729	*	11,729	—	—
Curtis Alexander	10,124	*	10,124	—	—
John Selby	12,758	*	7,500	5,258	*
Paul Goodridge	7,500	*	7,500	—	—
Mark E. McGough	5,613	*	5,250	363	*
Tracy L. Perry	4,725	*	4,725	—	—
Robert Czajkowski	72,272	*	2,981	69,291	*
Terrence M. Siegrist & Dianna L. Siegrist	4,327	*	2,550	1,777	*
William A. Long	3,243	*	2,040	1,203	*
Ernest LeDuc	1,874	*	1,874	—	—
Stephen C. Phillips	1,500	*	1,500	—	—
Mark D. Wegrzyn	3,696	*	900	2,796	*
Thomas J. Hanify	858	*	858	—	—
Deborah C. Borek	657	*	428	229	*
Howard B. Levine and Helene Levine, Co-Trustees, Howard B. Levine and Helene Levine Family Trust Dated May 10, 2001	428	*	428	—	—
Donna L. O'Brien	428	*	428	—	—
Myrna R. Jaro	3,234	*	300	2,934	*
Thang Doan	270	*	270	—	—
Alonso Perez	224	*	224	—	—
Lisa Austin	180	*	180	—	—
Mai Doan	37	*	37	—	—

*
Amount represents less than 1% of the issued and outstanding shares of our common stock.

(1)
Assumes the sale of all of the shares offered by the selling stockholders.

(2)
Each selling stockholder is a former employee of ours or one of our subsidiaries.

(3)
Percentage is based on 11,360,603 shares of our common stock outstanding on May 31, 2002. Information with respect to ownership is based on information furnished to us by each selling stockholder or included in filings with the SEC.

PLAN OF DISTRIBUTION

        The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares on the Nasdaq National Market, or in private sales at negotiated prices. The shares may be sold by one or more of the following methods of sale, at market prices prevailing at the time of sale, or at negotiated prices:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  in privately negotiated transactions.

        If required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, any broker-dealer engaged by any selling stockholder may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with any selling stockholder. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, broker-dealers or agents engaged by any selling stockholder may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from any selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

        The selling stockholders and any underwriter, broker-dealer or agent who participates in the distribution of such shares may be underwriters under the Securities Act, and any discount, commission or concession they receive may be an underwriting discount or commission under the Securities Act.

        In order to comply with the securities laws of some states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered by this prospectus. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against some liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        Our authorized capital stock consists of 40,000,000 shares of common stock, par value $.10 per share. As of May 31, 2002, there were 11,360,603 shares of common stock outstanding, excluding shares issuable upon the exercise of outstanding options to purchase an aggregate of 2,724,016 shares of common stock held by employees, management and directors. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for dividends. In the event of a liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment to all creditors. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares being offered by this prospectus will upon issuance and sale be, fully paid and nonassessable.

        The transfer agent and registrar for the common stock is Mellon Investor Services.

Anti-takeover Provisions

        The provisions of our certificate of incorporation and bylaws having possible "anti-takeover" effects are those that:

  •
  form a classified board of directors with staggered terms of office, eliminate cumulative voting and permit the removal of directors only for cause;

  •
  impose a "fair price provision" requiring supermajority stockholder vote or disinterested director approval in connection with certain mergers, acquisitions and other business combinations, unless specified minimum price and procedural requirements are satisfied in the proposed transaction;

  •
  eliminate the right of stockholders to call special stockholders' meetings and limit their right to take action without a meeting by written consent; and

  •
  impose supermajority stockholder vote or disinterested director approval requirements for amendments to a number of provisions in our charter documents, including the provisions described in the three preceding clauses.

        In general, the fair price provisions may have the effect of requiring cash payment for shares of common stock by an acquiror having accumulated 10% or more of the common stock at a price greater than the highest market price of the common stock within a recent date. Such a 10% or more stockholder must also meet certain procedural requirements intended to prevent accumulations of additional stock below the fair price.

Delaware Law

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either:

  •
  prior to the date at which the person becomes an interested stockholder, the board of directors approves such transaction or business combination;

  •
  the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction; or

  •
  the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent).

        A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed on for us by Donald M. Roberts, our General Counsel. Mr. Roberts holds stock and options to purchase stock granted under our employee stock plans which in the aggregate represent less than 1% of our common stock.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS IN CONNECTION WITH THIS OFFERING MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR BY THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

559,577 SHARES

MAXWELL TECHNOLOGIES, INC.

COMMON STOCK

PROSPECTUS

                         , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated, except the SEC registration fee.

SEC registration fee	$531
Legal fees	10,000
Accountants' fees	5,000
Miscellaneous	5,000

Total	$20,531

Item 15. Indemnification of Directors and Officers

        Maxwell Technologies, Inc. is a Delaware corporation. Article V of our bylaws provides that we may indemnify our officers and directors to the full extent permitted by law. Section 145 of the General Corporation Law of the State of Delaware, or the GCL, provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

        Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

        Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

        Article Seventeenth of our certificate of incorporation currently provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the director derived an improper benefit.

        We have entered into indemnity agreements with each of our directors and executive officers. The indemnity agreements generally indemnify such persons against liabilities arising out of their service in their capacities as our directors, officers, employees or agents. We may from time to time enter into indemnity agreements with additional individuals who become our officers or directors.

EXHIBITS

Item 16. Exhibits.

Exhibit Number	Description
4.1	Rights Agreement, dated November 5, 1999, between Registrant and ChaseMellon Shareholders Services, LLC, as Rights Agent.(1)
5.1	Opinion of Donald M. Roberts.*
23.1	Consent of Ernst & Young LLP, Independent Auditors.*
23.2	Consent of Donald M. Roberts (included in Exhibit 5.1).*
24.1	Power of Attorney with respect to the Registrant (included in Part II).(2)

  *
  Filed herewith.

  (1)
  Filed as an exhibit to the Registrant's Registration Statement on Form 8-A on November 18, 1999 and incorporated by reference herein.

  (2)
  Filed on June 12, 2002 as an exhibit to this Registration Statement.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

        (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)  That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (5)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on the 17th day of June, 2002.

MAXWELL TECHNOLOGIES, INC.
By:	* Carlton J. Eibl Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Carlton J. Eibl	President, Chief Executive Officer and Director (Principal Executive Officer)	June 17, 2002
* James A. Baumker	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 17, 2002
* Kenneth F. Potashner	Chairman of the Board and Director	June 17, 2002
* Mark Rossi	Director	June 17, 2002
* Jean Lavigne	Director	June 17, 2002
* Robert Guyett	Director	June 17, 2002
*By	/s/ DONALD M. ROBERTS Donald M. Roberts Attorney-in-Fact

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
THE COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
PART II
Item 14. Other Expenses of Issuance and Distribution.
Item 15. Indemnification of Directors and Officers
EXHIBITS
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES